Exhibit 1.2

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

April 18, 2024

Company:	Inageya Co., Ltd.
Representative:	Yoshikazu Motosugi Representative Director and President
(Securities Code:	8182 TSE Prime)
Inquiries:	Kazushige Hamura Senior Managing Director
(TEL 042-537-5111)

Notice on Abolition of Shareholder Benefit Program

As described in the “Notices Regarding Execution of a Share Exchange Agreement to Make Inageya Co., Ltd. a Wholly Owned Subsidiary of United Super Markets Holdings Inc., Execution of a Business Integration Agreement, and Corresponding Changes in United Super Markets Holdings Inc.’s Subsidiaries and Changes in Inageya Co., Ltd.’s Parent Company and Largest Shareholder” separately announced on April 18, 2024, Inageya Co., Ltd. (the “Company”) has resolved at its Board of Directors meeting held on the same date to conduct a share exchange (the “Share Exchange”) and entered into a Share Exchange Agreement with United Super Markets Holdings Inc. As a result of the Share Exchange, United Super Markets Holdings Inc. will become a wholly owning parent company and the Company will become a wholly owned subsidiary.

Subject to the completion of the Share Exchange, the Company will abolish its shareholder benefit program effective as of the record date of September 30, 2024. The understanding of shareholders would be much appreciated.

1.	Abolition of the Shareholder Benefit Program

At the Board of Directors meeting held on April 18, 2024, the Company has resolved to abolish its shareholder benefit program effective as of the record date of September 30, 2024, subject to the completion of the Share Exchange.

Shareholders as of September 30, 2024 will be eligible to receive the shareholder benefit pursuant to the current program. Please note that even if the Company’s shareholder benefit program is abolished, the discount coupons that have been issued will continue to be effective until its expiry date.